STRATEGIC ALLIANCE AGREEMENT AMENDMENT 3

The Strategic Alliance Agreement ("SAA") between and amongst SAP AG ("SAP AG"), SAP Markets ("Markets"), Inc. collectively "SAP") and Commerce One, Inc. dated September 18, 2000, as amended, is hereby amended by the addition of this attached Amendment No. 3 ("Amendment") as of June 29, 2001 (the "Effective Date"). All defined terms set forth in the SAA shall apply to this Amendment. The terms contained in this Amendment, together with the terms contained in the SAA, as amended, shall govern SAP's use of the software provided under this Schedule. If any conflict occurs between the provisions of the SAA and this Amendment No. 3, the specific definitions, terms and conditions of this Amendment shall govern. Unless specifically set forth as a modification to the original SAA in this Amendment, all other terms and conditions of the SAA shall remain in full force and effect and shall govern all aspects of this Amendment and the relationship between the Parties contemplated herein.

1 PURPOSE

To further clarify the rights and obligations under the SAA and for the purpose of expanding the right to include the C1 Technology (as delivered by Commerce One to SAP as part of the Joint Offering) as part of a mySAP.com branded solution, the Parties wish to amend the SAA including expansion of the licensing arrangements among the Parties to include the right for SAP AG to license the C1 Technology to customers under a mySAP.com brand. Without limiting the foregoing, this Amendment shall enable SAP to offer all or a more limited set of scenarios than the full set of the scenarios provided as part of the Joint Offering.

2 LICENSE

2.1 Scope of Grant.

2.1.1 Beginning on the Effective Date, Commerce One hereby agrees to amend Section 15.1.1 of the SAA to include the right of SAP AG to incorporate the C1 Technology delivered by Commerce One as part of the Joint Offering as part of a mySAP.com license under the terms and conditions set forth herein and subject to the same restrictions set forth in Section 15 of the SAA (for purposes of this Amendment such license of any of the C1 Technology hereunder by SAP AG shall be referred to as the "Exchange Engine" herein). Commerce One further grants SAP AG a terminable, non-exclusive, non-transferable license to use, copy, distribute and sublicense (directly or indirectly) the Documentation in connection with licenses of the Exchange Engine.

2.1.2 This grant does not provide the right for SAP AG to license the Exchange Engine to a mySAP.com customer for the purpose of creating or operating a Public E-marketplace. For purposes of this Amendment, a Public E-Marketplace shall mean any open, for-profit, service bureau offering to buyers, suppliers, and trading partners.

The Parties agree to cooperate to define the customer licensing restrictions with respect to this Section 2.1.2 within thirty (30) days of the Effective Date of this Amendment.

2.2 Trademarks, License By Commerce One.
Commerce One hereby grants SAP, for the Term of this Amendment, a limited, non-transferable, non-exclusive license to use COMMERCE ONE and Logo mark in connection with the licenses granted herein, subject to Commerce One's Branding and Style Guidelines which may be published at http://www.commerceone.com from time to time. Except as set forth in this Section, nothing in this Schedule shall grant or shall be deemed to grant to SAP any right, title or interest in or to the Commerce One's trademarks. All uses of Commerce One's trademarks by SAP shall inure to the benefit of Commerce One. At no time during or after the Term shall SAP challenge or assist others to challenge the Commerce One trademarks (except to the extent such restriction is prohibited by applicable law) or the registration thereof or attempt to

1

register any trademarks, marks or trade names confusingly similar to those of Commerce One, EXCEPT AS EXPLICITLY SET FORTH IN THIS AMENDMENT, COMMERCE ONE DOES NOT FOREGO OR EXTEND ANY RIGHTS TO USE ANY COMMERCE ONE OR JOINT OFFERING TRADEMARKS IN CONNECTION WITH THE EXCHANGE ENGINE SOFTWARE, EXCEPT AS OTHERWISE SET FORTH IN THE SAA.

2.3 Term & Termination. This Amendment shall become effective as of the Effective Date as set forth above and shall continue in effect for a term coterminous with that of the SAA.

2.4 No Obligations. Except as otherwise explicitly provided in this Amendment and subject to any rights or obligations which have accrued prior to termination, neither Party shall have any further obligation beyond those obligations set forth in the SAA upon termination of this Amendment for any reason.

2.5 Maintenance & Support. Commerce One shall provide "Level 3" support (as defined in the SAA, the joint SLA agreed to by the parties and relevant amendments) and Updates and Upgrades for the Exchange Engine licensed by SAP AG subject to the payments referenced below.

In consideration of such maintenance and support provided by Commerce One for the Exchange Engine licenses, SAP shall pay to Commerce One eight percent (8%) of the cumulative Exchange Engine license royalties which SAP has paid to Commerce One in respect of customers under valid and existing maintenance agreements with respect to the Exchange Engine annually, paid at the rate of two percent (2%) per calendar quarter.

Following any expiration or termination of this Amendment, Commerce One shall continue to provide maintenance and support consistent with the post-termination rights in the SAA including, but not limited to, providing Updates and Upgrades for the Exchange Engine for a period of three (3) years from termination of this Amendment subject to payment of the appropriate maintenance and support fees.

3.   ROYALTIES

3.1 All royalties paid under this provision shall be separate and distinct from the royalty reporting and sharing obligations and provisions set forth in the SAA. The payment of such royalties, however, shall be subject to the relevant provisions in the SAA.

3.2 Upon the completion of any license agreements by SAP for the Exchange Engines or additional users for the Exchange Engines, SAP shall pay to Commerce One a royalty equal to the greater of: (i) seven and one half percent (7.5%) of the mySAP.com Net License Fees or (ii) the Minimum Royalty (for the initial Exchange Engine license only) as defined in Exhibit A. For purposes of this calculation "mySAP.com Net License Fees" shall equal total gross license fees charged to the customer by SAP in respect of the relevant exchange-enabled users or engines, less taxes or other reallocation of license revenues as mandated under SEC or GAAP requirements, and less license fees received for products separately listed and independently branded on the mySAP.com price list. (such as third party databases resold under a mySAP.com licenses). Any credits extended to customers in consideration for any license fees previously paid to SAP or any SAP subsidiary under any other SAP software license agreement shall be added back in the calculation of amounts actually charged to customers for purposes of calculating mySAP.com Net License Fees. An example of this calculation is reflected in Exhibit C hereto. SAP shall not be entitled to receive a credit toward future royalty obligations in the event that the minimum royalty exceeds the fees otherwise calculated by multiplying seven and one half percent (7.5%) by the mySAP.com Net License Fees. For purposes of calculating mySAP.com Net License Fees in any given mySAP.com transaction hereunder, the discount applied to the user prices and engine prices used as the basis for the royalty calculation shall not be greater than the average discount across such mySAP.com transaction.

3.3 The Parties agree to reconsider these royalty terms on or about every six (6) month anniversary of the Effective Date of this Amendment on the basis of relative contributions of the Parties and specifically reflecting adjustments in the C1 Technology contributions for new developments and/or modifications to the technology utilized in the Exchange Engine scenarios.

3.4 The Parties agree that they will revise the minimum royalties payable in connection with licenses of the Joint Offering by any Party set forth in Amendment No. 2 to the SAA executed on April 12, 2001 in accordance with Exhibit B to this Amendment No. 3.

3.5 In the event that Commerce One reduces its low VSOE rate for similar reseller agreements in a way that would impact the minimum royalties referenced herein, Commerce One agrees to adjust such minimum royalties to the low VSOE on a going forward basis.

4. ROYALTY REPORTS; ACCESS TO DOCUMENTS SUPPORTING ROYALTY REPORTS

The Parties agree to define the format of the royalty report required under the SAA and a process for providing a certification and supporting documentation for such royalty report within sixty (60) days of the Effective Date of this Amendment.

5. RESTATEMENT OF PRIOR OBLIGATIONS

Within thirty (30) days of the Effective Date, SAPM agrees to provide the list of Designated Customers required under Amendment 2 to the SAA, dated April 12, 2001 for anticipated deployment of the MarketSite Operating Environment customer joint development licenses.

6. ENTERPRISE PROCUREMENT

SAP and Commerce One agrees to mutually redefine the Joint Offering cooperation model for procurement applications within thirty (30) days of the Effective Date of this Amendment.

7. CALL OUTS

Until such time as the parties have agreed to a cooperation model regarding procurement pursuant to Section 6 of this Amendment, all "call-outs" on both sides must be registered in writing, in advance, with the Joint Call-Out Committee which shall be comprised of Gary Former, Werner Brandt, Peter Pervere and Robert Tarkoff. Any disputes on these call-outs which cannot be resolved on a timely basis by the Joint Call-Out Committee shall be escalated for resolution to the CEO's of each of SAP AG and Commerce One.

8. JOINT PROMOTION OBLIGATIONS

8.1 Both Commerce One and SAPM will continue to promote and distribute the Joint Offering MarketSet 2.0 or later versions as "the joint product of SAPMarkets and Commerce One" to any customers or prospects for the Joint Offering.

8.2 The Parties shall agree within thirty (30) days of the Effective Date of this Amendment upon a mutually agreeable detailed marketing presence at each of eLink and Sapphire, including but not limited to continuing rights to deploy booths, present product demonstrations, and develop leads under mutually agreed to lead generation guidelines. The Parties agree that compliance with this provision is essential to the purpose of the provisions set forth in this Amendment, and furthermore agree to review compliance with this provision on a regular basis.

8.3 The Parties shall agree within sixty (60) days of the Effective Date of this Amendment upon a mutually agreeable methodology for Commerce One for identifying and publicizing customers (subject to customer consent) which license the Exchange Engine as joint customers.

9. TEST, DEMONSTRATION, EVALUATION AND INTERNAL USE LICENSES.

9.1 Internal Use.   The Parties agree that the minimum royalty provisions of the SAA, including all Amendments thereto, shall not apply to licenses for internal use (such as support and training), provided that such licenses: (i) do not allow for productive use of the software; (ii) carry a minimum royalty to the non-licensing Party equal to the non-licensing Party's external cost of goods (to be provided by each Party on or before August 1, 2001 and updated quarterly).

9.2 Evaluation. The Parties agree that the minimum royalty provisions of the SAA, including all Amendments thereto, shall not apply to licenses for evaluation by customers/prospects either of the Joint Offering or the Exchange Engines provided that: (i) the non-licensing Party shall approve the license prior to the grant or pay a royalty of $50,000; (ii) the license does not allow for productive use of the software; (iii) the term of the license shall not in any event exceed ninety days (120) in total; and (iv) the license is recorded on the appropriate royalty report as an evaluation or test license as of the effective date of the license and at the end of the license term the license is recorded on the appropriate royalty report as either "revoked" or "licensed for productive use" with the appropriate royalty information.

9.3 Notwithstanding the foregoing, all such internal use and evaluation licenses are to be channeled through a single contact at SAPM and at Commerce One upon execution of a definitive evaluation license agreement.

9.4 The Parties shall agree within sixty (60) days of the Effective Date of this Amendment upon a mutually agreeable process for handling test/demonstration licenses of the Joint Offering and Exchange Engine for partners.

10. GENERAL AMENDMENTS TO SAA

10.1 Exclusivity Commitments. The Parties agree to meet and discuss in good faith potential amendments to the SAA to reduce or eliminate the Exclusivity Commitment provisions in the SAA (Section 7). The Parties hereby waive any claims against one another relating to violations of Section 7 of the SAA occurring prior to the Effective Date of this Amendment.

10.2 Prepayments and Royalty Expiration. SAPM's obligation to pay to Commerce One prepaid royalties as set forth in Part II of Exhibit B to the SAA shall be amended as follows: (i) SAPM's obligation to pay to Commerce One amounts owed on August 31, 2002 shall be extinguished in consideration for a prepayment equal to seventy-five million dollars ($75,000,000) upon the Effective Date. Such accelerated royalty prepayment shall be subject to Exhibit B Section IIA of the SAA.

10.3 Royalty Reporting.   Royalties payable by either Party to the other shall be reported on a monthly rather than a quarterly basis. Each Party shall include all reasonably necessary detail to allow the other Party to verify calculations made pursuant to such monthly royalty reports.

10.4 Training. The training provisions in the SAA shall be amended to provide that each Party shall be responsible for preparation of its own training curriculum and materials for offering independent training to partners and customers with respect to the Joint Offering (and components thereto) and/or the Enterprise Buyer Software.

10.5 Maintenance Revenue Splits.   The Parties shall agree within thirty (30) days of the Effective Date of this Amendment upon a mutually agreeable process for revising the maintenance and support revenue splits set forth in the SAA, and its amendments.

10.6 Professional Services.   The Parties hereby formally commit and agree to a Blended Delivery mode for offering professional services to customers of the Joint Offering and the Exchange Engines.   Such Blended Delivery Model shall be mutually agreed upon, and the reciprocal Professional Services Agreement shall be executed, by the parties within thirty (30) days of the Effective Date.

10.7 <u>Escalation and Executive Review Process.</u> The Parties shall meet in good faith to discuss amendment of the escalation procedure set forth in the SAA to provide a more detailed escalation procedure for resolving conflicts in the alliance.

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to enter into this Amendment effective on the Effective Date.

COMMERCE ONE, INC.   SAPMARKETS, INC.

By:_____/s/ Mark B. Hoffman_____   By:_____/s/ Mayur M Shah_____
Name:_____Mark B. Hoffman_____   Name:__Mayur M. Shah_____
Title:_____   Title:__President_____

SAP AG

By:_____/s/ Dr. Werner Brandt_____
Name: ____Dr. Werner Brandt_____
Title:_____

SAP AG

By:_____/s/ Michael Junge_____
Name:_____Michael Junge_____
Title:_____General Counsel_____

STRATEGIC ALLIANCE AGREEMENT AMENDMENT 3
Exhibit A

Pursuant to Section 3 of the Amendment, the minimum royalties payable to Commerce One for each deal involving the Exchange Engine shall be calculated as follows:

1. Initial Engine Licensing Transaction

My SAP.com Net License Fees Expressed in US dollars (or Euros for the EU)	Minimum Royalty to Commerce One Expressed in of US Dollars (or Euros for the EU)
$10,000,000 and Above	$1,000,000
$5,000,000 - $9,999,999	$500,000
$3,300,000 - $4,999,999	$250,000
$2,000,000 - $3,299,999	$150,000
$0 - $1,999,999	See below*

*Minimum Royalty shall be 7.5% of the entire mySAP.com Net License Fee

STRATEGIC ALLIANCE AGREEMENT AMENDMENT 3
Exhibit B

MarketSet Minimum Royalties
(see sheet 1 of attached spreadsheet)

Exhibit B to Amendment Number 3

MarketSet Minimum Royalties

MarketSet for Public Exchanges (in thousands of U.S. dollars except in Europe, where in thousands of Euros)

Product	***Tier One***	***Tier Two***	***Tier Three***
Minimum MarketSet (Procurement, Auction/DP, Infrastructure)	1,750	1,575	1,050
Life-Cycle Collaboration Pack	500	450	300
Supply Chain Collaborative Pack	750	675	450
Total MarketSet	2,750	2,475	1,650

Minimum revenue share royalty: 3%
Minimum annual maintenance royalty: 8.5% of net upfront license fees

MarketSet for Private Exchanges (in thousands of U.S. dollar except in Europe, where in thousands of Euros)

	Tier One		**Tier Two**		**Tier Three**	
	Joint	**Independent**	**Joint**	**Independent**	**Joint**	**Independent**
MarketSet Base (Must be purchased with at least one pack)	1,000	700	900	630	600	420
Dynamic Pricing/Auction	250	175	225	158	150	105
e-Procurement	500	350	450	315	300	210
Life-Cycle Collaboration Pack	500	350	450	315	300	210
Supply Chain Collaborative Pack	750	525	675	473	450	315
Total MarketSet package	2,750	1,925	2,475	1,733	1,650	1,155

No minimum volume-based or usage fee royalties for Private Exchanges until parties can determine a mutually suitable model.
Parties will continue to use reasonable efforts to assess volume-based and/or usage fees for Private Exchanges as appropriate.
Royalties on volume-based or usage fees for Private Exchanges based upon same percentage royalties applicable to upfront license fees.

Minimum annual maintenance royalty: 8.5% of net upfront license fees

Tier One: USA, Japan, Canada, Germany/Switzerland, France, UK/IR
Tier Two: NZ, Korea, Singapore, Australia, Austria, Italy, Spain, Netherlands, Belgium/Luxemburg, Denmark, Norway, Sweden, Finland, South Africa
Tier Three: China, India, ASEAN, Latin America, Greece, Bulgaria, Turkey, Israel, Arabia, Malta (Middle East), CIS, Czech, Slovakia, Hungaria, Poland, AL, BIH, HR

CONFIDENTIAL – DO NOT DISTRIBUTE

STRATEGIC ALLIANCE AGREEMENT AMENDMENT 3
Exhibit C

Example of Exchange Engine Royalty Calculation
(see sheet 2 of attached spreadsheet)

Exhibit C to Amendment Number 3

Example for Calculation of Exchange Engine Royalties

Example mySAP.com Deal*	
Number of "Professional" Users Licensed:	10,000
List Price per User	$5,000
Customer Discount:	30%
Discounted Price Per User:	$3,500
Discounted mySAP.com License Fee:	$35,000,000
Third Party Database:	$3,000,000
Total License Fee:	$38,000,000
Credit for Prior R/3 Licenses	($8,000,000)
Net, Net License Fee:	$30,000,000

*Note: User numbers, prices and discount used in example are not actual. They are used for a simple example of the calculation methodology.

Example Calculation of mySAP.com Net License Fees (in respect of Exchange Engine License) *Assume Customer Chooses for 5,000 of Above Professional Users to be Licensed for the Exchange Engine*	
Number of "Professional" Users Licensed for Exchange Engine:	5,000
Discounted Price Per User:	$3,500
mySAP.com Net License Fees (in respect of Exchange Engine License):	$17,500,000
Exchange Engine Royalty to Commerce One*:	**$1,312,500**
*Equal to 7.5% of mySAP.com Net License Fees (in respect of Exchange Engine License)	